UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

Surgery Partners, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

86881A 100

(CUSIP Number)

Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86881A100

1.	Names of reporting persons BCPE Seminole Holdings LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF – Affiliate (of reporting person)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 43,176,664 Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 43,176,664 Shares
11.	Aggregate amount beneficially owned by each reporting person 43,176,664 Shares
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 65.9%
14.	Type of reporting person PN

This Amendment No. 1 to Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of Surgery Partners, Inc., a Delaware corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed by BCPE Seminole Holdings LP, a Delaware limited partnership (“Holdings” or the “Reporting Person”), on September 8, 2017 (the “Initial Statement” and, as further amended by this Amendment No. 1 filed December 15, 2017, the “Statement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement and unless amended and restated hereby, all information in the Initial Statement remains in effect, as supplemented hereby.

ITEM 1.	SECURITIES AND ISSUER

Item 1 of the Initial Statement is hereby amended and restated as follows:

This Statement on Schedule 13D relates to the Common Stock of the Issuer, Surgery Partners, Inc. The address of the Issuer’s principal executive office is at 310 Seven Springs Way, Suite 500, Brentwood, Tennessee 37027.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Initial Statement is hereby amended and supplemented to add the following to the end of the last paragraph:

The Stockholder Actions became effective on October 30, 2017.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Initial Statement is hereby amended and restated as follows:

(a) – (b)

As of December 14, 2017, the Reporting Person beneficially owns 43,176,664 shares of Common Stock (assuming conversion of all 310,000 shares of Series A Preferred Stock on such date into 16,721,013 shares of Common Stock), representing approximately 65.9% of the issued and outstanding Common Stock.

Ownership percentages set forth in this Statement are based upon a total of 48,769,296 shares of Common Stock issued and outstanding as of November 9, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2017 and the assumed conversion on December 14, 2017 of all 310,000 shares of Series A Preferred Stock held by the Reporting Person into 16,721,013 shares of Common Stock.

Voting and dispositive power with respect to the securities reported herein is exercised by Seminole GP. Seminole GP is controlled by its sole member, BCI. The governance, investment strategy and decision making process with respect to the investments held by the Reporting Person is directed by BCI’s Global Private Equity Board. As a result, BCI may be deemed to share voting and dispositive power with respect to all of the securities held by the Reporting Person.

(c)	Except as described in this Schedule 13D, neither the Reporting Person nor, to the Reporting Person’s knowledge (i) any executive officer or director of the Reporting Person; (ii) any person controlling of such Reporting Person; or (iii) any executive officer or director of any corporation or other person ultimately in control of the Reporting Person, has effected any transactions in the Common Stock during the last sixty days.

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Series A Preferred Stock and Common Stock of the Issuer reported by the Schedule 13D.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Initial Statement is hereby amended and supplemented by adding the following to the end of the section entitled “Preferred Stock Purchase Agreement”:

On December 14, 2017, the Reporting Person, as the holder of at least the majority of the then-outstanding shares of Series A Preferred Stock, voting as a separate class, approved, for purposes of providing the approval required by the Series A Preferred COD, the Issuer’s ability to commence a repurchase program, pursuant to which the Issuer may repurchase up to $50.0 million of its Common Stock from time to time.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2017 BCPE Seminole Holdings LP

By:	/s/ Andrew Kaplan
Name: Title:	Andrew Kaplan Secretary